UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 19, 2015

CHART ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-35762	45-28532218
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o The Chart Group, L.P. 555 Fifth Avenue, 19th Floor New York, New York	10017
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 212-350-1150

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

Results of Warrant Extension Tender Offer

The tender offer by Chart Acquisition Group LLC, Joseph R. Wright and Cowen Investments LLC (the “Purchasers”) to purchase for cash up to 6,844,800 of the issued and outstanding warrants (the “Warrants”) of Chart Acquisition Corp. (the “Company”) at a price of $0.30 per Warrant (the “Warrant Extension Tender Offer”) expired at 12:00 midnight., New York City time, at the end of the day on June 18, 2015. Based upon information provided by Continental Stock Transfer & Trust Company (“Continental”), the depositary for the Warrant Extension Tender Offer, a total of 2,086,441 Warrants were validly tendered and not withdrawn in the Warrant Extension Tender Offer. The Purchasers accepted for purchase all such Warrants at a purchase price of $0.30 per Warrant for an aggregate purchase price of $625,932.

Amendment of Escrow Agreement

On June 19, 2015, the Purchasers, Continental, Deutsche Bank Securities, Inc. and Cowen and Company, LLC entered into a third amended and restated escrow agreement (“Third Amended and Restated Escrow Agreement”) to amend the terms of the second amended and restated escrow agreement between the parties dated March 11, 2015. The Third Amended and Restated Escrow Agreement, among other things, provides that (i) the Company’s failure to complete a business combination by July 31, 2015 (rather than June 13, 2015) will, in the circumstances set forth therein, constitute a Termination Event (as defined therein) thereunder and (ii) the Purchasers are permitted to use the funds held in the escrow account to purchase the warrants tendered in the Warrant Extension Tender Offer. A copy of the Third Amended and Restated Escrow Agreement is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

10.1	Third Amended and Restated Escrow Agreement, dated June 19 2015, by and between Chart Acquisition Group, LLC, Joseph Wright, Cowen Investments LLC, Continental Stock Transfer & Trust Company, Deutsche Bank Securities, Inc. and Cowen and Company, LLC

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHART ACQUISITION CORP.

Date: June 19, 2015	By:	/s/ Michael LaBarbera
Name: Michael LaBarbera
Title: Chief Financial Officer

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